KID SISTER

a WINE BAR

brand & concept

Kid Sister is a Central Phoenix wine bar featuring a chef-driven menu in a snug space.



LANGUAGE

Loose & Untraditional
Eclectic & Intentional
Modern & Familiar













AUDIENCE

New wave individuals interested in good, fun, honest, sustainably produced food & wine. Quality & simplicity, with a focus on hospitality in an intimate space for the community.









mood boards














GOOD WINE IS
FOR GOOD PEOPLE
BAD WINE IS
FOR BAD PEOPLE

BUT YOU DON'T
ALWAYS GET THE
WINE YOU DESERVE
THAT'S JUST THE
WAY IT IS

a WINE BAR







Big Macs & Burgundy

WINE PAIRINGS for the REAL WORLD



NobleRot

Wine From Another Galaxy

ISSUE 17





food & beverage



food we serve

INSPIRATION

Kid Sister is influenced by other chef-driven wine bars in New York, San Francisco, Washington DC and beyond. A delicate balance of technique and simplicity, inventive but familiar. There isn't a dedicated genre of cuisine. Kid Sister stays up on current food trends and techniques, pulling inspiration from all over to make something exciting, challenging, and special for guests.

Arizona (AZ) is an agricultural state. Though not restricted to local purveyors, the menu is built first around what is readily available, showcasing what AZ has to offer. The menu utilizes a combination of local ingredients and unique items sourced responsibly outside of the state.

Creativity, thoughtfulness, and gumption drive its evolution.

OVERVIEW

Kid Sister's menu is small, eight to ten dishes. Split into thirds, the first two are smaller and the lower third are entrée-sized. The entire menu is built to be shared, encouraging guests to order multiple dishes. Dishes move with the season and rotate in and out, giving guests a chance to experience something different each time they dine. The sample menu is set for the season from winter to spring.

Kid Sister a WINE BAR

sample menu

CRUDO

ora king salmon, sorrel broth, salmon roe, strawberries

ENDIVE SALAD

walnut vinaigrette, gruyere, chives

CRISPY SUNCHOKES

miso mornay, thyme

GRILLED LAMB STEAK

sauce choron, rainbow chard, roasted turnips

ZEPPOLE / ITALIAN DONUT

carrot curd, cardamom honey, pistachio



KiD SiSTeR
a WINE BAR

beverage program

INSPIRATION & DIRECTION

Kid Sister's has a unique and ever-changing wine program, developed through a culmination of experience in different wine-centric settings.

By carefully sourcing a rotating glass list as well as a 70-100 bottle list, there are options to satisfy guests of any knowledge level. Because the list constantly evolves, guests are encouraged to experiment. Be it with a new varietal or producer. Staff learn and adapt to popular pours along the way.

Creating an approachable environment to learn about – or just enjoy – wine is a key component of the program and brand.





sample by the glass menu

BUBBLES

NV Bouvet-Ladubay,Brut Rose, Loire Valley, FR **CABERNET FRANC $13**
NV Divella "Blanc de Blancs", Franciacorta, IT **CHARDONNAY $23**

WHITE

2018 Woodlands, Margaret River, AUS **CHARDONNAY $13**
2021 Simonsig, Stellenbosch, SA **CHENIN BLANC $12**
2021 Cristina, Carnuntum, AUST **GRUNER VELTLINER $12**
2020 Hans Wirsching, Franken, GER **SYLVANER $14**

SKIN CONACT / ROSE + ORANGE

2021 Constabile Vaira, "Bianco Macerato", Campania, IT **TREBBIANO $12**
2021 Red Car Rose, Sonoma County, CA **PINOT NOIR $12**

RED

2019 Olga Raffault, Chinon, FR **CABERNET FRANC $14**
2020 Ken Wright Cellars, Willamette Valley, OR **PINOT NOIR $15**
2020 Bodega Lanzaga, "LZ", Rioja, SP **TEMPRANILLO $12**
2018 Gros Jean, Valle d'Aoste, IT **GAMAY $19**

RARETE DE LA CAVE

2003 Karterhauserhof "Karterhauserhofberg" Spatlese, Rhinegau, GER **RIESLING $25**
2015 Groth, "Oakville", Napa Valley, CA **CABERNET SAUVIGNON $25**



KiD SiSTER a WINE BAR

KID SISTER
a WINE BAR

service style

laid back, familiar

neighborhood staple

small & consistent team

full service

the team

COURTNEY

OWNER & GENERAL MANAGER

AREAS OF EXPERTISE: HOSPITALITY, FOOD & BEVERAGE, WINE PRODUCTION, ACCOUNTING, HUMAN RESOURCES

NOTEWORTHY EXPERIENCE: Maître d and Server at **Valentine** in Phoenix, AZ; Accounting Associate at **JJMansfield** in Phoenix, AZ; Assistant Director of Hospitality at **RdV Vineyards** in Delaplane, VA; Hospitality Associate at **RdV Vineyards** in Delaplane, VA; Area Sales Manager at **Kimpton Hotels** in Washington, D.C.



ACCOLADES & EDUCATION

LEVEL 4 DIPLOMA IN WINES, WINE & SPIRITS EDUCATION TRUST (WSET) *IN PROGRESS*
LEVEL 3 AWARD IN WINES, WINE & SPIRITS EDUCATION TRUST (WSET) *2018*
CERTIFICATE OF TERRIOR & VINEYARD MANAGEMENT, UNIVERSITÉ DE BORDEAUX *2018*

DEJ
OWNER

AREAS OF EXPERTISE: PROJECT MANAGEMENT, BUSINESS STRATEGY, ACCOUNTING, FOOD & BEVERAGE, BUDGETS & CONTRACTS, COMMUNITY OUTREACH

NOTEWORTHY EXPERIENCE: Substance Use Program Contract Analyst at Maricopa County. Department of Public Health in Phoenix, AZ; Director of Client Services at JJMansfield in Phoenix, AZ; Office Manager at JJMansfield in Phoenix, AZ; Server at Blanco in Phoenix, AZ; Server at Wildflower in Tucson, AZ.

ACCOLADES & EDUCATION

LEVEL 2 AWARD IN WINES, WINE & SPIRITS EDUCATION TRUST (WSET) 2022
MASTERS OF PUBLIC HEALTH (MPH), UNIVERSITY OF ARIZONA 2018
B.S.// VETERINARY MEDICINE, UNIVERSITY OF ARIZONA 2015



CASEY

OWNER & BUSINESS MANAGER

AREAS OF EXPERTISE: BUSINESS STRATEGY, ACCOUNTING, BRANDING, ADVERTISING, PROJECT MANAGEMENT, HOSPITALITY, DIGITAL MARKETING, SYSTEMS & OPERATIONS

NOTEWORTHY EXPERIENCE: Director of Operations at **JJMansfield** in Phoenix, AZ; Marketing Community Manager at **The Cosmopolitan of Las Vegas** in Las Vegas, NV; Web & Social Media Producer at **The Cosmopolitan of Las Vegas** in Las Vegas, NV; Account Coordinator, Toyota at **Saatchi & Saatchi** in Portland, OR.

ACCOLADES & EDUCATION

LEVEL 2 AWARD IN WINES, WINE & SPIRITS EDUCATION TRUST (WSET) 2022
CERTIFICATE OF FOOD & BEVERAGE MANAGEMENT, ECORNELL 2021
B.A. // COMMUNICATION, UNIVERSITY OF ARIZONA 2015





ISAAC
●●●

CHEF & INVESTOR

AREAS OF EXPERTISE: RESTAURANT OPERATIONS & MANAGEMENT, STAFF TRAINING, PURCHASING & PRICING, MENU DEVELOPMENT, LOCAL & SUSTAINABLE SUPPLY CHAIN MANAGEMENT, JAPANESE & MEXICAN CUISINE

NOTEWORTHY EXPERIENCE: Chef de Cuisine at **Restaurant Progress** in Phoenix, AZ; Sous Chef at **L'Oca d'Oro** and **Odd Duck** in Austin, TX; Line Cook at **The Carpenter's Hall** in Austin, TX; and Sous Chef at **Uchi** in Houston, TX.

Volunteered with **Good Work Austin**, a group focused on supporting small business and feeding communities facing food insecurity. Through a partnership with **World Central Kitchen**, helped to provide 700 meals a day to those struggling during the pandemic & Texas ice storms in 2021.

ACCOLADES & EDUCATION

WORKED FOR BRYCE GILMORE, 8 TIME JAMES BEARD NOMINATED, BEST CHEF SOUTHWEST CATEGORY 2019
SOUS CHEF IN TYSON COLE'S HAI HOSPITALITY GROUP, JAMES BEARD WINNER, BEST CHEF SOUTHWEST 2018
AAS // CULINARY ARTS, PHOENIX COMMUNITY COLLEGE 2015







ZAC

SOMMELIER

AREAS OF EXPERTISE: RESTAURANT OPERATIONS & MANAGEMENT, WINE EDUCATION, SALES, BEVERAGE PROGRAM DEVELOPMENT, PURCHASING & PRICING

NOTEWORTHY EXPERIENCE: Server & Sommelier at **La Cuchara** in Baltimore, MD; General Manager (GM) & Sommelier at **Blood & Sand** in St. Louis, MO; GM & Sommelier at **Reeds American Table** in St Louis, MO; GM & Beverage Director at **iNDO** in St Louis, MO; GM & Sommelier at **Restaurant Progress / The Montecito Bottle Shop** in Phoenix, AZ

ACCOLADES & EDUCATION

ADVANCED SOMMELIER, COURT OF MASTER SOMMELIERS *2020*
WORKED & STUDIED UNDER MASTER SOMMELIER, ANDREY IVANOV *2017–2020*
AAS // CULINARY & BEVERAGE MANAGEMENT, HOWARD COMMUNITY COLLEGE *2015*







partners

LEGAL

midtown LAW

TAX & ACCOUNTING

J MANSFIELD

BRAND & DESIGN

desertWORKS studio

ARCHITECTURE & INTERIOR DESIGN

COMMERCIAL CONTRACTOR

LOYAL CONSTRUCTION COMPANY





